

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2012

Via Secure E-mail
Ken Jian Xiao, CEO
China Mobile Games and Entertainment Group Limited
Block A, 15/F Huajian Building
233 Tianfu Road, Tianhe District,
Guangzhou, PRC

> **Re: China Mobile Games and Entertainment Group Limited**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted on July 12, 2012**
> **CIK No. 0001528752**

Dear Mr. Xiao:

We have reviewed your confidential draft registration statement and have the following comments. Unless otherwise noted, prior comments refer to those in our letter dated June 21, 2012.

Prospectus Summary

Our Corporate structure, page 6

1.   Please revise the diagrams on pages 7 and 127 to show your corporate structure following the distribution.

The Distribution

Reasons for the Distribution, page 51

2.   Since VODone will continue to be your controlling shareholder after the distribution, it is unclear why you believe the distribution will allow the management of both companies to focus solely on their own respective businesses. Please advise.

3.   Please disclose the alternatives to the distribution considered by VODone's board of directors, such as an initial public offering of CMGE's shares, and why the board elected the distribution rather than any of the alternatives. Also, briefly describe the potential negative factors of the distribution, if any, for VODone and CMGE.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Smartphone Games, page 78

4.   We note your response to prior comment 4. Please disclose the potential adverse effects that China Mobile's efforts decreased banner and pop-up ads encountered by its users may have on your revenue in future periods.

5.   We note that you revised your disclosures in response to our prior comment 6 so that you now refer to total subscriptions and average revenue per subscription for your single-player smartphone games. Please further revise footnote 2 on page 80 to clarify that a single user may be counted more than once if, for example, he or she were to purchase several subscriptions or downloads or a combination of both in a given period. Similar revisions should be made to footnote 4 on page 15.

6.   We note your revised disclosure on page 80; however, it is still unclear how China Mobile's collection efforts impacted your average revenue per subscription for the single-player smartphone games. In this regard, we note that you recognize single-player smartphone games revenue when goods are delivered based on download of games by mobile phone users or at the end of the subscription period. Under that policy it does not appear as if receipt of payment through China Mobile would impact the amount of revenue recognized unless you have determined that collectability is not reasonably assured. Please further explain how the increase or decrease in non-payment by phone users impacts your revenue and average revenue per subscription for your single-player smartphone games. In addition, tell us why user nonpayment impacted only your smartphone single-player games revenue and not your other revenue streams (i.e. feature phone single-player games and mobile social games and smartphone mobile social games).

Critical Accounting Policies

Share-Based Compensation, page 91

7.   We note you added disclosure on page 99 in response to our prior comment 8. Considering you are no longer selling shares in this prospectus and there will not be an initial public offering price, please remove this disclosure as it is no longer relevant.

Notes to Consolidated Financial Statements

Note 1. Organization and Basis of Presentation

VIE Arrangement, page F-9

8. We note your response to prior comments 10 and 11 and we have the following additional comments:

- Please name the "other relevant authorities" that may be required to approve 3GUU's transfer of financial support to Yingzheng and describe any limitations imposed by such authorities;
- Describe further the "approved purposes" for which the proceeds obtained by Yinghzeng under 3GUU's financial support may be used;
- Please clarify whether SAFE approval is required in order for 3GUU to provide financial support to Yingzheng and if so, please describe such requirements and the limitations imposed by SAFE, if any;
- You cite 3GUU's ability to provide a loan guarantee as an example of providing financial support to Yingzheng. Please explain further your reference to SAFE quotas as it relates to such guarantees;
- Clarify whether 3GUU has other means of providing financial support to Yinghzheng, aside from loan guarantees, and if so, describe such means and any limitations imposed by PRC regulations;
- Provide an analysis as to the total balance of debt that Yingzheng can incur within the guidelines of Circular 74, including debts owed to foreign guarantors, so as not to exceed the difference between the total investment and the registered capital of the domestic entity;
- Tell us whether any arrangements exist for Yingzheng to reimburse 3GUU for employee salaries and if so, tell us how you considered these arrangements (or any other similar type arrangements) in your analysis regarding the limitations on foreign debt by a domestic entity;
- Provide the specific PRC rules, regulations and laws that impact the transfer of funds between an off-shore entity (e.g. 3GUU) and a domestic PRC company (e.g. Yingzheng). Explain further how such regulations impact your current corporate structure and your ability to provide financial support to your VIE and tell us how you considered such rules and regulations in concluding that 3GUU can provide financial support more efficiently than Yitongtianxia; and
- Revise your disclosures, as necessary, to address the issues noted herein.

9. We note your risk factor discussion at the top of page 38, which appears to address the limitations imposed by PRC regulations with regards to loans to, and direct investments in, foreign-invested PRC operating subsidiaries. Tell us whether there are any limitations imposed as it relates to loans to, and direct investments in, your domestic PRC

entities (e.g. Yinghzeng) by your offshore holdco (e.g. 3GUU). If so, please explain further such regulations and limitations and revise your disclosures accordingly.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Feature Phone Games, page F-24

10.   We note your response to prior comment 1 where you describe how players can purchase the right to play the remaining "stages" for certain feature phone single-player games. Please explain further why you believe it is appropriate to recognize revenue related to these additional stages when purchased. In this regard, we note that players have continued access to these stages even after exiting the game and as such, it appears that this in-game premium feature is not immediately consumed.

11.   We note from your response to prior comment 2 that the company became aware of the changes to the profit sharing agreements between the mobile network operators and mobile service providers during the fourth quarter of fiscal 2011. Please tell us the exact date that you were notified of the change to such agreements and tell us the effective date of such change. To the extent that this change was effective for periods prior to the first quarter of fiscal 2012, explain further how you were reasonably able to estimate revenues for such periods and tell us the impact of any adjustments made to prior period revenues once you were notified of such change.

Note 15. Income Taxes, page F-49

12.   We note from your response to prior comment 13 that certain of the company's PRC entities did not meet the specified criteria in any of the periods presented to apply for, or adopt, the deemed profits methodology. Based on the disclosures on page 42, it appears that only three of your subsidiaries pay enterprise income taxes based on a deemed profit calculation. Please explain further, for us, the criteria that must be met in order for a PRC entity to apply to use the deemed profit calculation and tell us whether your other PRC subsidiaries are working towards meeting these criteria.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 14. Income Taxes, page F-97

13.   We note your revised disclosure. Please revise further to include the aggregate dollar and per share effects of the tax holiday you describe for the three months ended March 31, 2012. We refer you to SAB Topic 11.C.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3462. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal